HLD Film, Inc.

Financial Statements and Report

December 31, 2021

Table of Contents



Independent Accountant's Review Report

Oliver Mann
HLD Film, Inc.
Bronx, NY

We have reviewed the accompanying financial statements of HLD Film, Inc. (the company), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the 4 months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of HLD Film, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 4 to the financial statements, the company has relied on capital contributions from its owners and will require signifciant capital to fund ongoing operations and the production of its film and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Philip Debaugh, CPA

OWINGS MILLS, MD
April 19, 2022

HLD Film, Inc.
Balance Sheet (Unaudited)
As of December 31, 2021

	Note	2021
		$
Assets		
Current Assets		
Cash and cash equivalents	1.d	1,067
Total Current Assets		1,067
Total Assets		1,067
Liabilities & Stockholders' Equity		
Liabilities		-
Current Liabilities		-
Total Liabilities		-
Stockholders' Equity	3	
Common stock, authorized 100 shares; zero shares issued and outstanding; zero par value per share		-
Additional paid-in capital		25,423
Retained Earnings (Accumulated Deficit)		(24,356)
Total Stockholders' Equity		1,067
Total Liabilities & Stockholders' Equity		1,067

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

HLD Film, Inc.
Statement of Income (Unaudited)
For the 4 months ended December 31, 2021

	2021
	$
Operating Expenses	
Pre-production costs	11,015
Office supplies	7,858
Legal and other professional fees and services	3,408
Utilities	1,302
Advertising and promotion	28
Communications and information technology	154
Meals and entertainment	14
Travel	11
Other operating (income) expense	566
Total Operating Expenses	24,356
Net Income (Loss)	(24,356)


HLD Film, Inc.

Statement of Changes in Stockholders' Equity

(Unaudited)

For the 4 months ended December 31, 2021


	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	$	$	$
Net income (loss)	-	(24,356)	(24,356)
Owner Paid-in Capital	25,423	-	25,423
Balance at December 31, 2021	25,423	(24,356)	1,067

HLD Film, Inc.
Statement of Cash Flows (Unaudited)
For the 4 months ended December 31, 2021

	2021
	$
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(24,356)
Cash Flows from Financing Activities	
Proceeds from owner paid-in capital	25,423
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	1,067
Cash, Cash Equivalents, and Restricted Cash at End of Year	1,067

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

HLD Film, Inc.
Notes to the Financial Statements
For the 4 months ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

HLD Film, Inc. (the Company) was incorporated in the state of Delaware on September 1, 2021 for purposes of producing the motion picture "HERO.LOSS.DIRT" and is the parent company of HLD Film, LLC, the operating entity for the motion picture. The company is currently pursuing a crowdfunding offering to raise capital for the development, production, marketing and distribution of the film. The film's executive producers, Buffalo 8, have had films screen at top-tier film festivals such as Tribeca and Sundance.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company does not have any cash equivalents other than deposits in a checking account.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes

HLD Film, Inc.
Notes to the Financial Statements
For the 4 months ended December 31, 2021

the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in

HLD Film, Inc.
Notes to the Financial Statements
For the 4 months ended December 31, 2021

tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

g. Comprehensive income

The Company does not have any comprehensive income items other then net income.

h. Principles of consolidation

The financial statements include the accounts of the parent HLD Film, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated.

The following subsidiary's assets, liabilities and operations are included in these financial statements:

	%
HLD Film, LLC	100.00

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 100 shares with a zero par value per share.

As of December 31, 2021 the total number Common Shares issued and outstanding was zero.

4. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization

HLD Film, Inc.
Notes to the Financial Statements
For the 4 months ended December 31, 2021

of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company incurred losses from operations of $24,356. The company has relied on capital contributions from its owners to fund operations and will require significant capital to fund the production of its film. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital through a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Subsequent events

Management evaluated all activity of the Company through April 19, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.